Exhibit 23.4

Consent of Independent Auditors

We consent to the incorporation by reference in this Registration Statement of Green Plains Inc. on Form S-3 of our report dated December 5, 2016, related to the statements of revenues and direct operating expenses of the York Plant of Abengoa Bioenergy Company, LLC (the “York Plant”) acquired by Green Plains Inc. for the three years ended December 31, 2015 (which report expresses an unqualified opinion and includes explanatory paragraphs referring to 1) the presentation of the revenues and direct operating expenses and 2) substantial doubt surrounding the ability of the York Plant to continue as a going concern) incorporated by reference in the Prospectus from the Form 8-K/A of Green Plains Inc. filed on December 7, 2016, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

St Louis, Missouri

December 22, 2016